Palmdale Executive Homes, Corp.
6767 West Tropicana Ave, Suite 207
Las Vegas, NV 89103

April 1, 2011

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:          Palmdale Executive Homes, Corp.
        File No. 000-52848
Form 8K/A

Gentlemen:

In reference to the above mentioned filing the Company hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	We are aware that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filing; and

(iii)	We may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you desire any additional information, please do not hesitate to telephone Ronald J. Stauber at (310) 556-0080 or the undersigned.

Very truly yours,

Palmdale Executive Homes, Corp.

/S/ Suzette M Major
Suzette M. Major
President – Chief Executive Office

/S/ Tricia A. Nickson
Tricia A. Nickson
Secretary and Treasurer – Chief Financial Officer